Mail Stop 4561

April 11, 2007

Adam S. Berger
Chief Executive Officer
Spark Networks plc
8383 Wilshire Boulevard, Suite 800
Beverly Hills, CA 90211

> **Re: Spark Networks plc**
> **Preliminary Proxy Materials on Schedule 14A**
> **File No. 1-32750**
> **Filed March 22, 2007**

Dear Mr. Berger:

We have reviewed your response letter dated as of April 6, 2007, and have the following comments.

1.   We note your response to comment no. 1. Please provide an opinion of counsel as described in footnote 27 of SEC Staff Legal Bulletin No. 3 dated July 25, 1997 and revised on October 20, 1999.

2.   We note your response to comment no. 3 that you believe the financial information required by Item 13 is not needed in this transaction as it would not assist the shareholders in making a decision on the Scheme of Arrangement. We continue to believe that you should provide the information required by Item 13 of Schedule 14A as you are issuing securities in an exchange as contemplated by Item 12. We note your statement that the financial information will be the same before and immediately after the transaction. Item 12 applies when action is to be taken with respect to the issuance of securities of the registrant in exchange for outstanding securities of the registrant. Please revise accordingly or, if appropriate, clarify that such information is incorporated by reference.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Please direct any questions to Jennifer Gowetski at (202) 551-3401, or the undersigned at (202) 551-3780.

Sincerely,

Karen J. Garnett
Assistant Director

cc: Katherine J. Blair, Esq. (*via facsimilie*)
       Kirkpatrick & Lockhart Preston Gates Ellis LLP